VESTIAGE, INC.

7339 E. Williams Drive

Unit 26496

Scottsdale, AZ 85255

April 20, 2023

Division of Corporation Finance

Ms. Taylor Beech

Division of Corporate Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vestiage, Inc.
Amendment 1 to Registration Statement on Form 10-12G Filed March 21, 2023 File No. 000-56529

Dear Ms. Beech:

Set forth below is the response for Alternative Vestiage, Inc., a Florida corporation (“Alternative Fuel” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporate Finance, Office of Trade & Services of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated April 13, 2023, with respect to our Statement on Form 10-12(g) filed on March 21, 2023.

Registration Statement of Form 10-12G

Item 1. Business

(b) Business of Issuer, page 3

1.        Revise to clarify whether the acquisition of FFC has closed and describe the historical operations of FFC. If there are none, so state. In this regard, the disclosure on page F-11 states only that the acquisition shares were issued in January 2023, and the disclosure on page F-7 states that FFC was incorporated in October 2022 and has no impact on the historical financials of the company.

Response:

The following language was inserted:

On January 12, 2023 the acquisition closed and VEST acquired 100% of the issued stock, 1,000,000 shares of Convertible Series A Preferred Stock in exchange for 500,000 shares of VEST restricted Common Stock. FFC’s website is www.xfit.fun,

FFC was incorporated on October 31, 2022, in the state of Wyoming, and had no operations prior to incorporation. Since incorporation, FFC sponsored its first competition November 2022 and another in December 2022. In January 2023, FFC traveled to Miami to network at a fitness competition in which we hope to rent a booth in 2024 to further our business. In February, FFC participated in planning and execution of a competition in which members from a local gym competed in a worldwide competition.

The financials for FFC have had no impact on historical financials for VEST as of this filing since the acquisition didn’t close until January 2023.

2.        Revise to include a description of your plan of operation for the remainder of the fiscal year,and clarify whether the company's business plan contemplates acquisitions beyond FFC and whether any acquisitions would be focused on the fitness event planning industry. Refer to Item 101(a)(3) of Regulation S-K.

Response:

The following language was inserted:

As of this time, and for the remainder of this fiscal year ending 12/31, the Company plans to focus the event planning industry. We will continue to market our brand by attending fitness events, continue to pursue meetings with gym owners, planning and catering events at local gyms.

If an opportunity presents itself, we will partner with investors in the purchase of a functional fitness gym to expand our revenue stream and further establish a brand in the fitness community.

3.        Revise to discuss your auditor’s going concern opinion. Additionally, please revise to disclose your revenues and net income or losses for the financial periods contained in the registration statement.

Response:

The following language was inserted:

We had no revenue for years ending 2022 and 2021. We had a net loss of $41,716 for the year ended December 31, 2022, compared to zero for the year ended December 31, 2021. See Item 2. Financial Information for a detailed discussion of our financial statements.

Our auditors have stated that the accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company had no revenue and has an accumulated a deficit as of December 31, 2022. The Company requires capital for its operational and marketing activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. These conditions and the ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements of the Company do not include any adjustments that may result from the outcome of these uncertainties.

Risk Factors

We have extremely limited assets, have incurred operating losses, and have no current source of revenue, page 7

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4.        Revise to clarify that you have generated no revenue for the last two fiscal years.

Response:

The following language was inserted:

We have generated no revenue for the last two fiscal years that are reported in this statement.

We may issue more shares in an acquisition or merger, which will result in substantial dilution...,page 12

5.       Revise this risk factor to address the potential dilution upon conversion of the Series D Preferred Stock into common stock.

Response:

The following language was inserted:

If our convertible preferred stockholders choose to convert their stocks to common stocks, the stocks they receive are newly issued. This increases the total number of common shares. Because the number of common shares increases while the value of the company remains the same, the value of existing shares goes down. In other words, the new common shares dilute the value of all the common shares, which drives down the share price, give current shareholders fewer votes and less ownership of the company.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

6.        Revise the table to identify the directors and officers of the company and also separately present the directors and executive officers of the company as a group, without naming them. Refer to Item 403 of Regulation S-K.

Response:

The following language was inserted:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class

D. Scott Kimball	16,558,198 Restricted Common Shares	28.76%
222 ½ Collins
Newport Beach, CA 92662

Erik & Elvia Harp	9,000,000 Restricted Common Shares	15.63%
1016 Thomas Pine #117
Panama City Beach, FL 32408

Boyd Plowman	4,120,941 Restricted Common Shares	7.15%
34145 Pacific Coast Hwy #667
Dana Point, CA 92629

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Name and Address of Management Ownership	Amount and Nature of Beneficial Ownership	Percentage of Class

Small Cap Compliance, LLC***	300,000 Convertible Series D Preferred Stock**	100%
Rhonda Keaveney, Sole Officer and Director	500,000 Restricted Common Shares	.08%
PO Box 26496
Scottsdale, AZ 85255

Fun Fitness Corporation	500,000 Restricted Common Shares	.08%
Rhonda Keavney, Sole Officer and Director*
7339 E. Williams Drive, Unit 26496
Scottsdale, AZ 85255

Collective Management Ownership	Amount and Nature of Beneficial Ownership	Percentage of Class

Officer & Director	0 shares

Companies controlled by the Office and Director*	300,000 Convertible Series D Preferred Stock**	100%
	1,000,000 Restricted Common Shares	.165

*Rhonda Keaveney is the sole owner of Small Cap Compliance, LLC, sole officer and director of Fun Fitness Corporation, and sole officer and director for VEST

** Each share of Series D Stock shall be convertible, at the option of the Holder, into 1,000 (One Thousand) fully paid and non-assessable shares of the Corporation's Common Stock and the Holders of the Series D Stock shall be entitled to 1,000 (One Thousand) votes per share of Series D Stock.

***As long as Small Cap Compliance, LLC owns the shares of Preferred D stock, it will have the majority of the voting power of the company stock outstanding.

Item 7. Certain Relationship and Related Transactions, and Director Independence, page 20

7.       We note that the included financial statements disclose a related-party loan. Revise this section to disclose the details of the loan. Refer to Item 404 of Regulation S-K.

Response:

This rule states that “any transaction, since the beginning of the registrant's last fiscal year, or any currently proposed transaction, in which the registrant was or is to be a participant and the amount involved exceeds $120,000, and in which any related person had or will have a direct or indirect material interest.” Because the amount is $9,520 and doesn’t meet the $120,000 amount stated in Rule 404, I didn’t disclose it. Please advise.

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Item 9. Market Price and Dividends on the Registrant's Common Equity and Related Stockholder

Matters, page 22

8.       Revise to include the disclosure required by Item 201(a)(1)(ii) and (iii) of Regulation S-K.

Response:

The following language was inserted:

Our stock is not listed on an exchange and any over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

Fiscal Year 2022	HIGH	LOW
First Quarter (Jan. 1, 2022 – March 31, 2022)	$.005	$.005.
Second Quarter (April 1, 2022– June 30, 2022)	.005.	.005
Third Quarter (July 1, 2022 – Sept. 30, 2022)	.005.	.011
Fourth Quarter (Oct. 1, 2022 – Dec. 31, 2022)	.075.	.005
Fiscal Year 2021
First Quarter (Jan. 1, 2021 – March 31, 2021)	$.03	$.004
Second Quarter (April 1, 2021– June 30, 2021)	.01	.003
Third Quarter (July 1, 2021 – Sept. 30, 2021)	.083	.004.
Fourth Quarter (Oct. 1, 2021 – Dec. 31, 2021)	.005	.005

Item 11. Description of Registrant's Securities to be Registered, page 23

9.       Revise this section to include a description of the super majority voting provisions and the stock transfer restrictions in Sections 13 and 15 of your Bylaws, respectively, and discuss these provisions in your risk factors as well. Also revise to disclose the liquidation preference of the Series D Preferred Stock discussed in Article IV(c) of the Certificate of Designation of Preferred D Shares.

Response:

The following language was inserted in Item 11 and risk factor section:

In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, after setting apart or paying in full the preferential amounts due to Holders of senior capital stock, if any, the Holders of Series D Stock and parity capital stock, if any, shall be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Corporation to the Holders of junior capital stock, including Common Stock, an amount equal to $.001 per share [the "Liquidation Preference"]. If upon such liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to the Holders of the Series D Stock and parity capital stock, if any, shall be insufficient to permit in full the payment of the Liquidation Preference, then all such assets of the Corporation shall be distributed ratably among the Holders of the Series D Stock and parity capital stock, if any. Neither the consolidation or merger of the Corporation nor the sale, lease or transfer by the Corporation of all or a part of its assets shall be deemed a liquidation, dissolution or winding up.

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Section 13 of our By-laws state the following;

Section 13             Super Majority Votes: Motions on the following issues shall require the vote of at least sixty-five percent (65%) of the Stockholders to carry:

A.	Amending these By-Laws;
B.	Capital Contributions;
C.	Removal of the Director or any Officer;
D.	Issuing New Shares of stock;
E.	Issuing New Classes of Shares;
F.	Terminating or rejecting the defense or indemnity of any Director, Officer, agent, or employee; and
G.	Terminating, Dissolving, or winding down the business affairs of the Corporation or liquidating more than half of the assets and property of the Corporation.

Our Preferred D shareholder has over 65% of the voting shares and will carry the necessary votes to determine the outcome for all of the above-mentioned actions. Investors should be aware that any company action can be set forth and approved by our Board and Majority Shareholder. VEST’s sole officer and director is also its majority shareholder.

Section 15 of our By-laws state the following;

Section 15            Stock Transfer Restrictions. A Stockholder contemplating a sale or transfer of any shares of Stock in the Corporation to any third party shall first provide written Notice of Intent to Sell Stock to the Board and all the other Stockholders which shall include the name of the proposed purchaser and the full terms and conditions of the proposed sale. The other Stockholders shall have thirty (30) days from Notice of Intent To Sell Stock to give written Notice of Intent to Purchase Stock on the same terms and conditions as set forth in the Notice of Intent to Sell Stock.

If no Stockholder gives Notice of Intent to Purchase Stock within thirty (30) days, then the Stockholder may sell as set forth in the Notice of Intent to Sell Stock provided that a majority of the remaining Stockholders approve the sale or transfer to the proposed third-party purchaser.

Any purported sale or transfer of shares of Stock in the Corporation undertaken without compliance with all the provisions of Section 15 shall be void and without effect.

Any potential purchaser of shares of Stock in the Corporation Buyer shall be advised of the restrictions imposed by these By-Laws and Nevada law, including but not limited to Chapters 78, 78A, and 90 of the Nevada Revised Statutes.

Under Section 78.242 of the Nevada Revised Statutes, this provision applies to the holders of restricted stock that has not been registered in is being sold or transferred in a private sale. It is the policy of our Board to review the private sale and approve the sale if all required documentation is in order. The majority stockholder must also approve the sale. In this case, it is our Preferred D Stock shareholder, who is also our sole officer and director.

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Exhibits

10.      Please revise your exhibit index to include, and file with your registration statement, the Share Exchange Agreement with FFC, all amendments to your articles of incorporation, any custodial agreement with Small Cap Compliance LLC, and a list of your subsidiaries. Refer to Items 601(b)(2), (b)(3)(i), (b)(10), and (b)(21) of Regulation S-K.

Response:

FFC is the only subsidiary and the following exhibits were added:

FFC Articles and Preferred Cert. of Designation

SEA between FFC and VEST

All Amendments since incorporation

Custodian Agreement

General

11.      Please be advised that your registration statement will automatically become effective 60 calendar days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond to all of our comments by the 60th day, you may wish to consider withdrawing your registration statement and refiling it. Please confirm your understanding.

Response:

I understand that after the 60-calendar day effective date, we will become subject to reporting requirements of the ‘34 Exchange Act. This is regardless of whether or not the SEC has cleared all comments. Furthermore, we will be responsible for answering all comments after the 60-day effective date has passed and will take into consideration withdrawing our registration if we can not respond.

12.      It appears from your disclosure that you may be a shell company pursuant to Rule 405 under the Securities Act. In this regard, we note that you have no revenue, minimal operations and nominal assets. Please revise to explicitly disclose your status as a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Alternatively, explain to us why this is not necessary.

Response:

The Company was previously a shell company, and, as of December 29, 2022, has changed its status to a non-shell company. We believe VEST qualifies as a non-shell company as defined by the SEC given all applicable criteria. Specifically, the Company is active in pursuing and growing its business, showing tangible success in that regard, owns non-nominal assets, has employees, and has active and ongoing contracts and operations each of material importance, as further detailed below.

The SEC, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has:

No or nominal operations; and

Either:

•	No or nominal assets;

•	Assets consisting solely of cash and cash equivalents; or

•	Assets consisting of any amount of cash and cash equivalents and nominal other assets; or

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This does not include a development stage company pursuing an actual business, a business combination related shell company, as defined in Rule 405, or an asset-backed issuer, as defined in Item 1101(b) of Regulation S-K [AB].

We are considered a development stage company, given all applicable criteria as described below. The definition above uses the word “and” after no or nominal operations, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets”. In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release.

In the Release, several commenters were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad. The SEC specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

One can carry out an analysis of a startup company's business activities during its "limited operating history" to determine whether the company has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business. These activities include, but are not limited to, the following:

•	entering into agreements with customers, vendors, manufacturers, etc.;

•	filing patent, trademark, and copyright applications with respect to the company’s intellectual property;

•	executing license or sublicense agreements with respect to the company’s intellectual property;

•	entering into product development agreements or similar agreements for the development of a product or service;

•	hiring employees; and

•	incurring material operating expenses such as research and development expenses;

Given these criteria, the Company cannot be considered a shell company. We are incurring material operating expenses and development expenses relating to sponsored gym events and marketing our services at these events. In addition, we have incurred material expenses in the operation of our business, such as travel costs, audit expenses, sponsoring gym competitions, time incurred by its CEO to plan and attend these events. These, and other elements of our operating status as further described below, show that we indeed are and have "engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business." It is our assertion that since December 29, 2022 Vestiage, Inc. has not been a shell company.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our CEO, at (602) 793 -8058 or email Rhonda Keaveney at rhonda8058@gmail.com.

Sincerely,

Vestiage, Inc.

By:	/s/ Rhonda Keaveney
Rhonda Keaveney Chief Executive Officer

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